1 December 8, 2025 Attention: Business Editors VERSABANK CONGRATULATES RPP PARTNER ECN CAPITAL ON PRIVATIZATION TRANSACTION Bank Completes Additional Funding with ECN Subsidiary, Source One, Bringing Total Fundings to Date to US$90 Million LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today congratulated its US Receivable Purchase Program (RPP) partner, ECN Capital Corp. (TSX: ECN) (“ECN Capital”), ECN founder and Chief Executive Officer, Steve Hudson and the purchasers of ECN Capital, and the investor group, controlled by Warburg Pincus LLC on the recently announced privatization transaction for ECN Capital. ECN Capital, through its wholly owned subsidiary, Source One Financial Services (“Source One”), is the unnamed largest US RPP partner to date recently added to the Bank’s US RPP, as per the Bank’s news release of November 3, 2025. VersaBank also announced completion of an additional funding with Source One, bringing total fundings with Source One to date to more than US$90 million. “VersaBank has a long and successful history of working with ECN Capital founder and point-of-sale financing veteran, Steve Hudson, and we are thrilled to further our relationship through our partnership with ECN as it moves into its next stage of growth as a private company,” said David Taylor, Founder and President, VersaBank. “Our partnership with Source One is further evidence of the attractiveness of VersaBank’s Core RPP financing solution in the United States. I would like to congratulate all on their recently announced transaction. We look forward to expanding our relationship with ECN to our mutual benefit. Both our Core RPP and our Securitized RPP offerings have strong momentum in the US market, and we expect to expand our US RPP assets to grow at a minimum of several fold in fiscal 2026.” “I am excited to once again partner with VersaBank and its founder and President, David Taylor, to build on the trusted relationship we have developed over decades of working together and continue to provide innovative lending options to the ever growing point-of-sale financing market,” said Steve Hudson, Chief Executive Officer, ECN Capital Corp. “VersaBank has played an important role in the success of my companies over the years and this new partnership reflects our continued efforts throughout ECN to enhance operational efficiency as we seek to generate additional revenue utilizing VersaBank’s innovative and attractive solution.” About Source One Financial Services and ECN Capital Corp. Source One is a wholly owned subsidiary of ECN Capital Corp. Source One is a specialty lending provider supporting over 3,500 dealerships across 47 states with flexible financing solutions that enhance the outdoor buying experience. Founded in 1999, Source One has spent more than 25 years building strong relationships with lenders and dealer partners, offering an efficient, turn-key loan platform and a comprehensive range of financing options to serve a broader base of customers and drive more sales.

2 With managed assets of US$8.2 billion, ECN Capital Corp. (TSX: ECN) is a leading provider of business services to North American-based banks, institutional investors, insurance company, pension plan, bank and credit union partners (collectively, its “Partners”). ECN Capital originates, manages and advises on credit assets on behalf of its Partners, specifically consumer (manufactured housing and recreational vehicle and marine) loans and commercial (floorplan and rental) loans. Its Partners are seeking high-quality assets to match with their deposits, term insurance or other liabilities. These services are offered through two operating segments: (i) Manufactured Housing Finance, and (ii) Recreational Vehicle and Marine Finance. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary tokenized deposits. VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FORWARD-LOOKING STATEMENTS VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or

3 conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains and the Bank's anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2024. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management's discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management's discussion and analysis or made from time to time by the Bank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X